Exhibit 10.1

June 19, 2003

Mr. Jeremy P. Coote
109 Brooke Farm Road
St. Davids, PA 19087

Dear Jeremy:

On behalf of Manugistics, Inc. (“Manugistics”) and Manugistics Group, Inc. (the “Company”), we are pleased to confirm our offer for the positions of President of Manugistics and President of the Company, effective June 23, 2003 (the “Effective Date”), reporting to me as Chief Executive Officer and Chairman of the Board. In your position as President of Manugistics, your salary will be $25,000.00 per month and will be payable in accordance with Manugistics’ policy. You will not receive any additional compensation as President of the Company. Each of these positions is at-will and may be terminated at any time by you, Manugistics or the Company, for any or no reason, with or without cause. These positions are also exempt from the overtime provisions of federal and state law.

As President of Manugistics, you are eligible to begin participation in Manugistics’ FY 04 Incentive Plan Program, (and for each year thereafter as such program is defined by Manugistics), which commenced March 1, 2003. Under this incentive plan, you are eligible to receive an annual incentive bonus of up to 75% of your annual base salary. During the first twelve (12) months of your employment with the Manugistics, you will earn a minimum of fifty percent (50%) of such annual incentive bonus. Such bonus, or portion thereof, will be paid in equal quarterly installments, based on corporate performance metrics applicable on a Company-wide basis. This incentive bonus, if any, is payable within forty-five (45) days of the close of each quarter in which it is earned. For the purposes of this letter, “quarter” and “quarterly” shall mean a fiscal quarter of the Company. Please note that during the first and last quarters of your employment with Manugistics, the amount of incentive cash compensation payable under the applicable Incentive Plan Program, if any, shall be pro rated based on the number of days in the quarter you are employed by Manugistics.

Under the FY 04 Incentive Plan Program (and for each year thereafter as such program is defined by Manugistics), you are also eligible to receive up to 75% of your annual base salary based on Americas (as defined below) Sales performance. Such 75%, or portion thereof, will be paid in equal quarterly installments. Your Americas Sales performance objectives will be defined, on an annual basis, by me (following consultation with you). For FY 04, the objective will be provided to you following the commencement of your employment. This incentive bonus, if any, will also be paid within forty-five (45) days of the close of each quarter in which it is earned and will be pro rated as described above.

You will be granted on the Effective Date, an option to purchase 1,000,000 shares of common stock of the Company vesting over five (5) years from the Effective Date in sixty (60) equal monthly installments under a stock option plan of the Company. The option shall be granted with an exercise price per share equal to the fair market value of a share of common stock of the Company on the grant date as determined according to the plan under which the option is issued.

Additionally, you will be granted on the Effective Date, two additional options (the “Performance Options”) to acquire shares of common stock of the Company. The Performance Options shall vest as follows:

(1)	The first Performance Option shall be an option to acquire 200,000 shares of common stock of the Company, which shall vest on the earlier of: (a) the last day of the first consecutive four quarter period in which the Company achieves an Adjusted Operating Margin (as defined below) of 10% or higher in each quarter or (b) the seventh anniversary of the Effective Date; and

(2)	The second Performance Option shall be an option to acquire 200,000 shares of common stock of the Company, which shall vest on the earlier of: (a) the last day of the first consecutive two quarter period in which the Company recognizes and records total revenue, worldwide, of $90 million or more in each quarter or (b) the seventh anniversary of the Effective Date.

Adjusted Operating Margin shall be defined as Operating Margin calculated in accordance with GAAP, but excluding amortization of intangibles and acquired technology, goodwill impairment charge, restructuring and other impairment charges, purchased research and development charges related to acquisitions, non-cash stock compensation charges or benefits, settlement of a lawsuit, impairment of an investment. Each of the Performance Options will be granted under the 1998 Amended and Restated Stock Option Plan of the Company. In order to vest in a particular Performance Option as described above, you must be employed full-time by Manugistics during the entire period from the date of grant through the vesting date specified with respect to that particular Performance Option. Each Performance Option shall be granted with an exercise price per share equal to the fair market value of a share of common stock of the Company on the grant date as determined under the 1998 Amended and Restated Stock Option Plan.

Benefits. Effective on your first day of employment and as a key executive in Manugistics, you shall receive the comprehensive Manugistics benefits program (the “Benefits”) in accordance with Manugistics’ written plans and which includes:

•	No less than twenty (20) days of vacation annually

•	Employee Stock Purchase Plan

•	401(k) Retirement Plan

•	Comprehensive Medical Care

•	Dental Care

•	Employee Vision Care

•	Life/Accidental Death and Dismemberment Insurance

•	Long-Term Disability Insurance.

•	Expense reimbursement for travel from Wayne, PA to Rockville, MD.

•	Housing expenses to be reimbursed while overnight in Rockville, MD.

Manugistics will also obtain supplemental life insurance on your behalf. With the standard employee benefit and a supplemental policy, your life insurance amount will be $1,700,000.00. Notwithstanding the above, the supplemental life benefit will be effective within three (3) months of the Effective Date.

Additional information on these benefits is enclosed for your reference.

Expectations. As President you are required to dedicate all of your energies and efforts on a full-time basis to our business, as required or requested. Accordingly, upon commencement of your employment with us, you will terminate your affiliation with, and interest in, all other enterprises, businesses, companies and corporations. Notwithstanding the above, Manugistics consents to your service on the Board of Directors of, and your status as a shareholder in, Alesco Group, Inc., provided such company remains non-competitive to Manugistics and that your service remains in a non-operational capacity.

Trade Secrets Clause/Covenant Not to Compete/Non-Solicitation. We agree that, during the course of your employment with us, you will be provided with Manugistics’ and the Company’s confidential and proprietary information, including, but not limited to, their customer and pricing information, proprietary business plans, technical or financial information and other trade secrets. You agree that before, during and after your employment, you will treat all such information as confidential and proprietary and that you will not share, disclose or use any such information for any purpose other than in performing your duties with us. Confidential information does not include: (a) information which is or becomes a part of the public domain through no act or omission by you; or (b) information that is known to you prior to your employment with Manugistics.

You further agree that during the course of your employment and for one year thereafter not to: (a) participate, without prior written consent from the Company’s Board of Directors and Manugistics or a person authorized thereby, in the management or control of, or act as a consultant for or employee of, any software or services company which is in direct competition in the Americas (as previously defined) or in such other geographical regions for which you may be assigned responsibilities during your employment, with Manugistics, the Company, or any of their respective subsidiaries, divisions, or affiliates; (b) solicit the sale of any product or service, in competition with Manugistics, the Company, or any of their respective subsidiaries, divisions or affiliates, from any person who is, or was at any time during your employment, a client, customer, or prospective customer of Manugistics, the Company, or any of their respective subsidiaries, divisions or affiliates; or (c) induce or attempt to induce any employee or independent contractor of Manugistics, the Company, or any of their subsidiaries, divisions, or affiliates, to terminate his or her employment or consultant relationship in order to enter into competitive employment or a competitive consulting relationship.

Termination. As set forth above, your employment is on an at-will basis and, therefore, your employment may be terminated at any time, for any or no reason. Set forth below are provisions which only relate to how your compensation, benefits and options will be affected upon your termination. These provisions are not intended to, and shall not be read to, affect, in any way, your status as an at-will employee.

(a)	You will be conclusively presumed to have become disabled if you shall have been unable to fully discharge your responsibilities hereunder for a period of six (6) consecutive months because of your physical or mental illness or infirmity, as determined in good faith by Manugistics based upon your eligibility for long term disability. Manugistics shall continue to provide you with all compensation set forth in this Agreement and Benefits (to the extent permissible under the terms of the plan governing the Benefit) during the six (6) months preceding the date on which you shall be deemed to have become disabled, but not thereafter. In this event, all stock options which you hold will stop vesting on the date you are conclusively presumed disabled, and all options which are vested on the date you are conclusively presumed disabled shall be exercisable for a period of one (1) year from such date, after which they shall terminate. All options which are not vested on the date you are conclusively presumed disabled shall be forfeited.

(b)	Should you die while a Manugistics’ employee, Manugistics shall cease providing you with all compensation and Benefits (except as may be otherwise required under the terms of the plan governing such Benefit). In this event, all stock options which you hold will stop vesting on the date of death and all options which are vested on the date of death shall continue to be exercisable by your heirs or estate for a period of one (1) year from your date of death, after which they shall terminate. All options which are not vested on your date of death shall be forfeited.

(c)	If Manugistics terminates your employment for any reason other than Cause or you terminate your employment for Good Reason, you will receive your base salary and Benefits (to the extent permissible under the terms of the plan governing the Benefit) in accordance with Manugistics’ payroll practices for the equivalent of a twelve (12) month period commencing on your termination date; provided that your base salary and Benefits (except as may be otherwise required under the terms of the plan governing the Benefits) will cease immediately if you begin alternative full-time employment during this twelve (12) month period. Any period during which you are receiving, under this subparagraph (c), your base salary and Benefits is called your “severance period.” During the severance period, you are not entitled to earn any bonus or other incentive compensation. All stock options which you hold will stop vesting on the date your severance period ends and all options which are vested on the date your severance period ends shall be exercisable for a period of thirty (30) days following such date, after which they shall terminate, provided that if such thirty (30) day period would commence during a Company imposed blackout period, then the Company shall extend the exercise period for a period of thirty (30) days following the cessation of such Company imposed blackout period. All options which are not vested on the date your severance period ends shall be forfeited. The provisions of this subparagraph are conditioned upon your execution of a severance agreement and full release of claims provided by Manugistics and/or the Company in substantially the form used by Manugistics at the time of the signing of this letter.

(d)	If Manugistics terminates your employment for Cause or you terminate your employment without Good Reason, all compensation and Benefits (except as may be otherwise required under the terms of the plan governing the Benefit) will cease upon your termination. In either of these events, all stock options which you hold will stop vesting on your date of termination and all vested options shall continue to be exercisable for a period of thirty (30) days following your date of termination, after which they shall terminate, provided that if such thirty (30) day period would commence during a Company imposed blackout period, then the Company shall extend the exercise period for a period of thirty (30) days following the cessation of such Company imposed blackout period. In either of the events listed under this subparagraph (d), all options which are not vested on your date of termination shall be forfeited.

(e)	For the purposes of this Agreement:

(i)	“Cause” shall mean any one or more of the following, as determined in good faith by Manugistics, which is not cured by you within ten (10) days’ written notice from Manugistics of its determination: (a) gross or willful misconduct injurious to Manugistics, the Company, or any of their subsidiaries, divisions or affiliates, (b) an act of dishonesty that has a material adverse impact on Manugistics, the Company, or any of their subsidiaries, divisions or affiliates, (c) an act of insubordination that has a material adverse impact on Manugistics, the Company, or any of their subsidiaries, divisions or affiliates; or (d) conviction of a felony.

(ii)	“Good Reason” shall mean, as reasonably determined by you, any of the following events that are not consented to by you: (a) any substantial reduction in your Base Salary or bonus opportunity (as set forth above) that does not apply generally to substantially all executive officers of the Company or (b) any change in your title or position from either of the titles or positions outlined above, unless such change occurs in connection with a Change of Control.

Change of Control. In the event that the Company has a change of control, which is defined as fifty-one percent (51%) of the Company’s voting stock having a change in ownership: (a) if your responsibilities are not affected, fifty percent (50%) of your outstanding options set out above shall immediately vest; (b) if your responsibilities are significantly diminished or you are actually or constructively terminated, i.e., your responsibilities no longer consist of those reasonably associated with the position of President, one hundred percent (100%) of the outstanding options set out above shall immediately vest. The number of option shares vesting shall be determined by multiplying the original number of option shares granted which are still outstanding by the applicable percentage. A change in ownership of “fifty-one percent (51%) of the Company’s voting stock” shall mean a change in ownership as a result of a single purchase or series of related purchases by a single purchaser or a group of purchasers acting in concert by way of merger, consolidation or otherwise. The change of control rights granted herein are in addition to other similar rights granted under the plan under which the options are granted.

Final Determination by Board. This offer is subject to approval by the Company’s Board of Directors. Except as specifically set forth herein, all compensation and benefits included as part of this offer will conform to Manugistics’ standard policies, practices and plans. In the event of any question with regard to the compensation and benefits described in this letter, the Compensation Committee of the Company’s Board of Directors will make the final determination with regard to any interpretation relating to the elements of your compensation package.

Other Contingencies. In keeping with Manugistics’ policy, all offers are contingent upon your execution of Manugistics, Inc.’s Conditions of Employment, the Company’s Insider Trading Policy and Procedures for Officers and Directors and Manugistics’ Employee Code of Conduct.

As required by the Immigration Reform and Control Act of 1986, on your first day of employment you must provide Manugistics with documentation verifying your eligibility to work in the United States. Acceptable forms of documentation are described on the enclosed Employment Eligibility Verification form. Please read this and the enclosed “Manugistics, Inc. Conditions of Employment.”

Dependent on the type of position you are being offered, you may be required to obtain security clearance to work on specific projects. Therefore, you consent to completing the necessary background investigation in order to receive this clearance.

Parachute Payments. Payments under this agreement shall be made without regard to whether the deductibility of such payments (or any other payments or benefits) would be limited or precluded by Section 280G of the Internal Revenue Code of 1986 (the “Code”) and without regard to whether such payments would subject you to the federal excise tax levied on certain “excess parachute payments” under Section 4999 of the Code; provided, however, that if the Total After-Tax Payments (as defined below) would be increased by the reduction or elimination of any payment and/or other benefit (including the vesting of your options) under this agreement, then the amounts payable under this agreement shall be reduced or eliminated as follows: (i) first, by the reduction or elimination of any cash payments or other benefits (other than the vesting of your options) and (ii) second, by the reduction or elimination of the vesting of your options that occurs as a result of such Change of Control (as provided above), to the extent necessary to maximize the Total After-Tax Payments. The determination of whether and to what extent payments or vesting under this agreement are required to be reduced in accordance with the preceding sentence will be made by the Company’s independent, certified public accountant. In the event of any underpayment or overpayment under this offer agreement (as determined after the application of this paragraph), the amount of such underpayment or overpayment will be immediately paid to you or refunded by you, as the case may be, with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code. For purposes of this Agreement, “Total After-Tax Payments” means the total of all “parachute payments” (as that term is defined in Section 280G(b)(2) of the Code) made to or for the benefit of you (whether made hereunder or otherwise), after reduction for all applicable federal taxes (including, without limitation, the tax described in Section 4999 of the Code).

Modification of the Terms/Conditions of Employment. The terms and conditions of your employment cannot be modified except by written agreement, executed by Manugistics, the Company and you.

Arbitration. In the event of a dispute concerning the terms and conditions of employment, the parties agree to binding arbitration by and under the rules of the American Arbitration Association (“AAA”), that the arbitration will be conducted before an employee panel in Maryland, and that Maryland law will apply to all disputes hereunder, without regard to conflicts of law. In the event of an arbitration, each party shall pay its/his own fees and expenses, except that you will bear no more than $100.00 of the AAA costs and expenses. Nothing in this Agreement shall be read to preclude Manugistics, or the Company, from proceeding in the state or federal courts of Maryland to enforce the trade secret clause and/or covenant not to compete contained herein. You specifically acknowledge that in the case of any such action, the state and federal courts of Maryland shall have exclusive jurisdiction over you, and you agree not to object to proceeding in the courts of Maryland on jurisdictional or venue grounds.

Choice of Law. This Agreement will be governed by and interpreted in accordance with the laws of the state of Maryland, and both parties consent to the jurisdiction and venue in the courts of the state of Maryland.

Severability. If, for any reason, any section or portion of this Agreement shall be held to be invalid or unenforceable, it is agreed that this determination shall not affect the enforceability of any other section or portion of this Agreement.

Acknowledgement. You hereby acknowledge and agree that Manugistics and the Company shall have sole discretion with respect to all decisions and plans that may affect their businesses including, but not limited to, expenditures or commitment of resources for such areas as staffing, marketing, and/or technical/product development.

Entire Agreement. This offer letter constitutes the entire agreement between the parties regarding the subject matters addressed herein and there are no other agreements, understandings, restrictions, warranties or representations between the parties relating to those subject matters. This Agreement supercedes all prior agreements, understandings, discussions, and negotiations relating to those subject matters.

Please signify your acceptance by signing this letter, completing the enclosed paperwork and returning these documents to Human Resources. This offer of employment expires 7 days from the date of this letter. In keeping with Manugistics’ policy, all offers are contingent upon successful completion of employment references.

We look forward to your joining Manugistics on June 23, 2003, and are confident that the association will be mutually rewarding. There will be a new employee orientation conducted that will review our processes, procedures and standards.

Sincerely,

Manugistics Group, Inc.

Manugistics, Inc.

/s/ Gregory J. Owens

Gregory J. Owens

Chairman of the Board

Chief Executive Officer

Enclosures

Accepted by:

/s/ Jeremy P. Coote

Name: Jeremy P. Coote
Date: June 20, 2003